FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 13, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INTERIM REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005

BUSINESS ACTIVITIES

The market continues to be characterized by high liquidity and strong price competition. SEK is holding its position well in this situation and has increased its total volume of customer financial transactions including lending to the private sector, financial institutions and the public sector.

SEK’s total volume of new customer financial transactions during the first three months of 2005 amounted to Skr 9.3 billion (5.0). New transactions included among others an export financing to Mexico on behalf of a Swedish industrial company.

New customer financial transactions

(Skr billion)	January- March, 2005	January- March, 2004
Export credits	0.9	0.4
Infrastructure credits	3.4	1.6
Direct lending	3.6	1.6
Syndicated customer transcations	1.4	1.4
Total	9.3	5.0

Further, the aggregate amount of outstanding offers for new credits at period-end increased and amounted to Skr 43.4 billion (y-e: 39.1).

The aggregate amount of credits outstanding and credits committed though not yet disbursed increased during the period and amounted to Skr 78.0 billion (y-e: 73.4) at period-end, of which Skr 62.1 billion (y-e: 57.9) represented credits outstanding.

Borrowings

During the period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 16.9 billion (19.2) or USD 2.4 billion (2.7).

SEK has begun the financial year 2005 with high activity in the capital markets. SEK launched its third global USD-denominated bond issue which amounted to USD 1 billion with a five-year maturity. As the first Swedish issuer, SEK has accomplished a number of bond issues in Turkish lira.

INCOME STATEMENT

Return on Equity

Return on equity was 14.8 percent (19.5) before taxes, and 10.7 percent (14.0) after taxes, respectively.

Results

Operating profit was Skr 125.6 million (143.6).

Net interest earnings totaled Skr 183.4 million (199.1). The decrease in net interest earnings was mainly due to decline in earnings from the investment portfolio (see below). The contribution to net interest earnings from debt-financed assets was Skr 137.2 million (129.2). The increase in net interest earnings was a result of increased average volumes of debt-financed assets, which totaled Skr 149.1 billion (133.5), even though at somewhat lower margins. The average margin of debt-financed assets was 0.37 percent p.a. (0.39).

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK‘s equity, was Skr 46.2 million (69.9). The decrease was due to a significant decrease in average yield in the investment portfolio where some long-term, fixed-rate assets have matured and been reinvested at significantly lower interest rates.

Administrative expenses totaled Skr 57.1 million (55.9). The increase was mainly related to costs due to new regulations within capital adequacy requirements, financial reporting, and corporate governance. Some of these costs also affected commissions incurred.

Depreciations of non-financial assets increased to Skr 7.4 million (5.8). The increase was related to depreciations of intangible assets related to the replacement of SEK’s business system, which in essential part was concluded at the end of 2004. No credit losses were incurred.

BALANCE SHEET

Total Assets and Liquidity

SEK’s total assets at year-end increased to Skr 178.5 billion (y-e: 162.1). The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There have been no major shifts in the break-down of SEK’s counterparty risk exposures. Of the total risk exposures, 71 percent (y-e: 70) were against banks, mortgage institutions and other financial institutions; 14 percent (y-e: 15) were against highly rated OECD states; 9 percent (y-e: 9) were against corporations; and 6 percent (y-e: 6) were against local and regional authorities.

Capital Adequacy

SEK has a capital adequacy ratio well above the minimum required by law. At year-end, SEK’s adjusted total capital adequacy ratio was 17.5 percent (y-e: 17.9), of which 11.4 percent (y-e: 11.9) represented adjusted Tier-1. The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was at period-end 16.0 percent (y-e: 16.3), of which 9.9 percent (y-e: 10.2) represented Tier-1.

Stockholm, May 13, 2005

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe

President

Auditors’ Review Report

We have reviewed the interim report for the three-month period ended March 31, 2005, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, May 13, 2005

Gunnar Abrahamson

Per Bergman

Curt Öberg

Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

SEK is wholly-owned by the Kingdom of Sweden. SEK’s objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK’s balance sheet and assets are of high quality. SEK’s long-term debt rating is AA+ from Standard & Poor’s and Aa1 from Moody’s.

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in mn)

(* 1 USD = 7.060 Skr)	March 31, 2005 USD*	March 31, 2005 Skr	March 31, 2004 Skr	December 31, 2004 Skr
Earnings
Operating profit	18	125.6	143.6	611.8
Net profit for the period	12	87.6	103.3	439.6
Pre-tax return on equity	14.8%	14.8%	19.5%	20.7%
After-tax return on equity	10.7%	10.7%	14.0%	14.9%

Customer operations
Total customer financial transactions	1,325	9,352	5,012	27,521
of which offers for new credits accepted by borrowers	1,128	7,966	3,603	22,748
Credits, outstanding and undisbursed	11,054	78,043	74,890	73,384

Borrowing operations
New long-term borrowings	2,440	16,899	19,202	38,803
Outstanding senior debt	22,495	158,817	143,687	141,131
Outstanding subordinated debt	415	2,928	3,111	2,765

Total assets	25,290	178,545	165,866	162,066

Capital
Capital adequacy ratio	16.0%	16.0%	16.1%	16.3%
Adjusted capital adequacy ratio	17.5%	17.5%	17.7%	17.9%

The definitions of the Financial Highlights are included in SEK’s 2004 Annual Report (Note 33).

Customer financial transactions refer to new accepted credits and syndicated customer transactions.

INCOME STATEMENTS

SEK (exclusive of the S-system)

	January-March, 2005		January-March, 2004		January-December, 2004
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	1,393.6	1,394.4	1,221.5	1,223.0	5,055.4	5,058.2
Interest expenses	-1,210.2	-1,210.3	-1,022.4	-1,022.5	-4,253.7	-4,253.9
Net interest revenues	183.4	184.1	199.1	200.5	801.7	804.3

Commissions earned	4.4	2.8	3.5	2.1	15.9	6.9
Commissions incurred	-8.5	-7.9	-4.0	-4.0	-17.2	-17.3
Remuneration from the S-system	5.4	5.4	4.9	4.9	17.9	17.9
Net results of financial transactions	5.5	5.5	1.8	1.7	5.3	5.4
Other operating income	0.1	0.5	0.2	0.3	0.3	1.4
Administrative expenses	-57.1	-55.4	-55.9	-56.3	-230.3	-227.4
Depreciations of non-financial assets	-7.4	-6.9	-5.8	-5.3	-26.4	-24.2
Other operating expenses	-0.2	0.0	-0.2	0.0	-0.7	-0.1
Recovered credit loss	—	—	—	—	45.3	45.3
Operating profit	125.6	128.1	143.6	143.9	611.8	612.2

Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	9.9
Taxes (Note 1)	-38.0	-38.6	-40.3	-40.3	-172.2	-174.5
Net profit for the period	87.6	89.5	103.3	103.6	439.6	447.6

Earnings per share, Skr (Note 5)	88	104	444

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-March, 2005	January-March, 2004	January-December, 2004
Interest revenues	83.9	96.3	384.1
Interest expenses	-68.2	-85.5	-350.2
Net interest expenses	15.7	10.8	33.9
Remuneration to SEK	-5.4	-4.9	-17.9
Foreign exchange effects	-1.4	0.6	2.9
Reimbursement from the State	-8.9	-6.5	-18.9
Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)

Consolidated Group (Skr mn)	January- March, 2005	October- December, 2004	July- September, 2004	April- June, 2004
Interest revenues	1,393.6	1,320.4	1,255.0	1,258.5
Interest expenses	-1,210.2	-1,130.5	-1,061.2	-1,039.6
Net interest revenues	183.4	189.9	193.8	218.9
Operating revenues	15.4	51.4	9.1	13.8
Operating expenses	-73.2	-75.0	-65.2	-68.5
Operating profit	125.6	166.3	137.7	164.2
Taxes	-38.0	-47.1	-38.7	-46.1
Net profit for the period	87.6	119.2	99.0	118.1

BALANCE SHEETS

	March 31, 2005			December 31, 2004
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS

Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	2,219.7	2,219.7	0.0	2,709.3	2,709.3	59.7
Of which current assets	(1,939.8)	(1,939.8)	0.0	(2,436.4)	(2,436.4)	(59.7)
Of which fixed assets	(279.9)	(279.9)	—	(272.9)	(272.9)	—
Credits to credit institutions (Note 3)	9,875.6	9,872.9	3,182.5	12,773.9	12,771.2	3,196.5
Credits to the public (Note 3)	20,551.7	20,551.7	3,693.8	19,948.4	19,948.4	3,551.0
Other interest-bearing securities	132,114.1	132,114.1	—	115,279.2	115,279.2	—
Of which current assets	(97,122.4)	(97,122.4)	—	(84,150.1)	(84,150.1)	—
Of which fixed assets	(34,991.7)	(34,991.7)	—	(31,129.1)	(31,129.1)	—
Of which credits (Note 2)	(34,503.2)	(34,503.2)	—	(31,106.2)	(31,106.2)	—
Shares in subsidiaries	n.a.	118.5	—	n.a.	118.5	—
Non-financial assets	210.2	96.8	—	215.7	101.8	—
Other assets	10,112.6	10,189.5	2.1	7,676.7	7,752.7	0.9
Prepaid expenses and accrued revenues	3,461.1	3,460.8	88.3	3,463.0	3,462.9	104.1
Total assets (Note 4)	178,545.0	178,624.0	6,966.7	162,066.2	162,144.0	6,912.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	858.9	868.9	1.4	700.9	710.9	1.5
Borrowing from the public	74.8	79.7	0.0	81.1	86.0	0.0
Senior securities issued	157,883.3	157,883.3	353.9	140,348.6	140,348.6	524.7
Other liabilities	9,652.4	9,691.4	128.8	11,177.6	11,218.5	103.8
Lending/(borrowing) between SEK
and the S-system	—	—	6,413.0	—	—	6,170.9
Accrued expenses and prepaid revenues	3,277.0	3,275.7	69.6	3,210.1	3,207.6	111.3
Allocations	391.3	17.5	—	391.4	17.6	—
Subordinated securities issued	2,927.9	2,927.9	—	2,764.7	2,764.7	—

Total liabilities and allocations	175,065.6	174,744.4	6,966.7	158,674.4	158,353.9	6,912.2

Untaxed reserves	n.a.	1,334.6	—	n.a.	1,334.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,173.3	211.9	—	1,170.8	209.4	—
Total non-distributable capital	2,163.3	1,201.9	—	2,160.8	1,199.4	—
Profit carried forward	1,228.5	1,253.6	—	791.4	808.5	—
Net profit for the period	87.6	89.5	—	439.6	447.6	—
Total distributable capital	1,316.1	1,343.1	—	1,231.0	1,256.1	—
Total shareholders’ funds	3,479.4	2,545.0	—	3,391.8	2,455.5	—
Total liabilities, allocations and shareholders’ funds	178,545.0	178,624.0	6,966.7	162,066.2	162,144.0	6,912.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	104.2	104.2	—	98.5	98.5	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	16,851.3	16,851.3	10,269.9	16,352.6	16,352.6	10,225.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-March, 2005	January-December, 2004
Opening balance of shareholders’ funds	3,391.8	2,952.2
Dividend paid	—	—
Net profit for the period	87.6	439.6
Closing balance of shareholders’ funds	3,479.4	3,391.8

STATEMENTS OF CASH FLOWS, SUMMARY

	January-March, 2005		January-March, 2004
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-17,847.6	-17,847.6	-11,222.8	-11,222.8
Net cash (used in)/provided by investing activities	-2.0	-2.0	-9.5	-9.5
Net cash (used in)/provided by financing activities	17,849.6	17,849.6	11,232.3	11,232.3
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.  However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	March 31, 2005			December 31, 2004			March 31, 2005			December 31, 2004
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	178,545	36,276	2,902	162,066	34,385	2,751	178,624	36,357	2,909	162,144	34,466	2,757
Off-balance sheet items	18,466	3,464	277	17,273	2,891	232	18,466	3,464	277	17,273	2,891	232
Other exposures	n.a.	0	0	e.t.	36	3	n.a.	0	0	e.t.	36	3
Total	197,011	39,740	3,179	179,339	37,312	2,986	197,090	39,821	3,186	179,417	37,393	2,992

Breakdown by category:
A. Riskweight 0%	49,535	—	—	46,327	—	—	49,535	—	—	46,327	—	—
B1. Riskweight 10%	5,548	555	44	4,183	418	33	5,548	555	44	4,183	418	33
B2. Riskweight 20%	105,880	21,176	1,694	96,291	19,258	1,541	105,877	21,175	1,694	96,288	19,258	1,541
C. Riskweight 50%	435	217	17	816	408	33	435	217	17	816	408	33
D. Riskweight 100%	14,730	14,730	1,178	14,470	14,470	1,158	14,812	14,812	1,185	14,551	14,551	1,164
E. Market exposures	20,883	3,062	246	17,252	2,758	221	20,883	3,062	246	17,252	2,758	221
Total	197,011	39,740	3,179	179,339	37,312	2,986	197,090	39,821	3,186	179,417	37,393	2,992

II. Capital base (A)

	Consolidated Group		Parent Company
	3/2005	12/2004	3/2005	12/2004
Tier-1 capital	3,929	3,823	3,960	3,852
Tier-2 capital	2,406	2,256	2,402	2,252
Of which:
Upper Tier-2	1,949	1,806	1,945	1,802
Lower Tier-2	457	450	457	450
Total	6,335	6,079	6,362	6,104

Adjusted Tier-1 capital	4,529	4,423	4,560	4,452
Adjusted Total	6,935	6,679	6,962	6,704

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	3/2005	12/2004	3/2005	12/2004
Total	16.0%	16.3%	16.0%	16.3%
Of which:
Tier-1 ratio	9.9%	10.2%	10.0%	10.3%
Tier-2 ratio	6.1%	6.1%	6.0%	6.0%
Of which:
Upper Tier-2 ratio	4.9%	4.9%	4.9%	4.8%
Lower Tier-2 ratio	1.2%	1.2%	1.1%	1.2%
Adjusted Total	17.5%	17.9%	17.5%	17.9%
Of which: Adj. Tier-1 ratio	11.4%	11.9%	11.5%	11.9%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
March 31, 2005
Derivative financial contracts
Currency related agreements	128,021	4,435	1,662	2,773	4,303	921	1,790	1,503	3,562	513
Interest rate related contracts	163,355	1,264	724	540	6,704	279	205	3,154	953	43
Equity related contracts	44,589	4,008	671	3,337	1,084	848	17	641	621	4
Commodity related contracts, etc.	2,938	229	4	225	197	46	—	—	7	—
Total derivative contracts	338,903	9,936	3,061	6,875	12,288	2,094	2,012	5,298	5,143	560
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	104	104	—	104	—	—
Undisbursed credits	16,851	8,426	—	8,426	—	1,370
Total	355,858	18,466	3,061	15,405	12,288	3,464

December 31, 2004
Derivative financial contracts:
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc.	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total	302,273	17,273	2,182	15,091	15,383	2,891

(A)	The capital base includes the profit for the year 2004. The capital base also includes the profit for the three-month period ended March 31, 2005, less expected dividend related to said period.
(B)

In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr mn)

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	March 31, 2005		December 31, 2004		March 31, 2005		December 31, 2004		March 31, 2005		December 31, 2004
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	25.4	14	25.4	15	19.5	12	19.4	13	5.9	32	6.0	35
Municipalities	11.5	6	10.5	6	11.2	7	10.1	7	0.3	2	0.4	2
Mortgage institutions	5.8	3	4.3	3	5.8	3	4.3	3	—	—	—	—
Banks	87.4	48	77.1	46	80.9	49	71.5	47	6.5	35	5.6	33
Other credit institutions	36.9	20	35.7	21	32.4	20	31.2	21	4.5	24	4.5	26
Corporations	16.1	9	14.9	9	14.9	9	14.2	9	1.2	7	0.7	4
Total	183.1	100	167.9	100	164.7	100	150.7	100	18.4	100	17.2	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2004 have been applied unchanged.

Implementation of International Financial Reporting Standards: According to the EU directives on the application of international accounting standards, consolidated accounts of companies with listed debt or equity instruments should be prepared in conformity with the International Financial Reporting Standards (“IFRS”) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. It is suggested that this possibility is implemented in Swedish law. Since SEK will be subject to these transitional provisions, due to the fact that SEK has issued listed debt securities but not issued listed equity instruments, the application of IFRS will not be compulsory for SEK until January 1, 2007.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant amendments to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

A conversion project for applying IFRS is in progress. The project is still in an assessment phase regarding which methods for hedge accounting or equivalent to be used in accordance to IAS 39. No quantitative impact studies have been finalized.

Note 1.  Reported amounts of taxes for the three-month period ended March 31 represent profits before appropriation multiplied by the standard tax rate (28%), and, as from 2005, due to new tax regulation, with addition to certain tax costs related to holding untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2.  Represents credits granted against documentation in the form of interest-bearing securities.

Note 3.  In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 0.0).

Note 4.  The amount of total assets at period-end, Skr 178.5 billion, was approximately Skr 3.7 billion higher than it would have been if the currency exchange rates as of December 31, 2004, had been unchanged.

Note 5.  Earnings per share: Net profit for the period divided by the number of shares.

References herein to “Skr” mean Swedish kronor.

The exchange rate on March 31, 2005, was Swedish kronor 7.0600 to the US dollar (March 31, 2004: 7.565; December 31, 2004: 6.6125).

Amounts stated herein relate to March 31 or December 31, in the case of positions, and the three—month period ended March 31 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” mean credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions.  Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events.  Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)

Postal address:	Street address:	Telephone:	Corp. Id. No.: 556084-0315
P.O. Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	www.sek.se

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2005

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ PETER YNGWE
Peter Yngwe, President